UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39316

BURNING ROCK BIOTECH LIMITED

(Registrant’s Name)

No.5 Xingdao Ring Road North, International Bio Island

Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K, including Exhibits 5.1 and 23.1 to it, shall be incorporated by reference into the Registrant’s registration statement on Form F-3, which became effective on September 30, 2022 (File no. 333-264577), and be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

EXHIBIT INDEX

Number	Description of Document

5.1	Opinion of Maples and Calder (Hong Kong) LLP

23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burning Rock Biotech Limited

	By:	/s/ Leo Li
	Name:	Leo Li
	Title:	Chief Financial Officer
Date: November 7, 2022

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